EXHIBIT 99.1

DIMON

DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                                                (434) 791-6952

DIMON Announces Quarterly Dividend
February 20, 2003 / Danville, Virginia

The Board of Directors of DIMON Incorporated (NYSE: DMN), at its meeting held February 20, 2003, declared a quarterly dividend of $.075 per share. The dividend will be payable March 21, 2003 to shareholders of record on March 7, 2003.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.

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